Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 4, 2020

MorphoSys to Present Data on Tafasitamab at the ASH Virtual Annual Meeting and Exposition

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today announced that multiple abstracts regarding the company’s proprietary key asset tafasitamab have been accepted for poster presentations and online publication at the upcoming 62nd ASH Virtual Annual Meeting and Exposition from December 05–December 08, 2020. Tafasitamab is MorphoSys’ CD19-directed antibody which was recently approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

“We are pleased that pre-clinical data from MorphoSys’ research department as well as clinical data from trials investigating our proprietary antibody tafasitamab were selected for presentation at the upcoming virtual ASH Meeting and Exposition,” commented Dr. Malte Peters, Chief Research and Development Officer at MorphoSys. “Our seven accepted abstracts provide insights into our scientific and clinical activities to evaluate the efficacy and safety of tafasitamab in B-cell lymphoma. They highlight our commitment to unlock the full potential of tafasitamab and continue to broaden the development of our key asset as a therapeutic option for patients with high unmet medical needs.”

MorphoSys will host a virtual booth for registered ASH Virtual Annual Meeting and Exposition attendees.

Abstracts accepted for presentation at ASH Virtual Annual Meeting and Exposition include:

E-Poster presentations:

LONG-TERM SUBGROUP ANALYSES FROM L-MIND, A PHASE II STUDY OF TAFASITAMAB (MOR208) COMBINED WITH LENALIDOMIDE IN PATIENTS WITH RELAPSED OR REFRACTORY DIFFUSE LARGE B-CELL LYMPHOMA

Abstract number: 140314

Publication number: 3021

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials

Poster presentation: Monday, December 7, 2020

A PHASE IB, OPEN-LABEL, RANDOMIZED STUDY TO ASSESS SAFETY AND PRELIMINARY EFFICACY OF TAFASITAMAB (MOR208) OR TAFASITAMAB + LENALIDOMIDE IN ADDITION TO R-CHOP IN PATIENTS WITH NEWLY DIAGNOSED DIFFUSE LARGE B-CELL LYMPHOMA: ANALYSIS OF THE SAFETY RUN-IN PHASE

Abstract number: 139788

Publication number: 3028

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials

Poster presentation: Monday, December 7, 2020

THE COMBINATION OF TAFASITAMAB AND RITUXIMAB INCREASES CYTOTOXICITY AGAINST LYMPHOMA CELLS IN VITRO

Abstract number: 140381

Publication number: 2095

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents

Poster presentation date: Sunday, December 6, 2020

BLOCKADE OF THE CD47/SIRPα CHECKPOINT POTENTIATES THE ANTI-TUMOR EFFICACY OF TAFASITAMAB

Abstract number: 139582

Publication number: 3008

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents

Poster presentation date: Monday, December 7, 2020

Abstracts published online:

EFFICACY OF TAFASITAMAB (MOR208) COMBINED WITH LENALIDOMIDE IN PATIENTS WITH HIGH-RISK RELAPSED OR REFRACTORY DIFFUSE LARGE B-CELL LYMPHOMA IN THE L-MIND STUDY

Abstract number: 140294

Publication number: 3918

ESTIMATION OF LONG-TERM SURVIVAL WITH TAFASITAMAB + LENALIDOMIDE IN RELAPSED/ REFRACTORY DIFFUSE LARGE B-CELL LYMPHOMA

Abstract number: 140398

Publication number: 3928

MAINTAINED CD19 EXPRESSION IN DLBCL PATIENTS AFTER TAFASITAMAB THERAPY IN THE L-MIND STUDY WITHOUT EVIDENCE OF EXON SKIPPING OR SOMATIC MUTATIONS

Abstract number: 139149

Publication number: 3723

The abstracts will also be available online in a supplemental issue of Blood. Please refer to the ASH Virtual Annual Meeting and Exposition online program (https://www.hematology.org) for full session details and data presentation listings.

About Tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi® is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

Important Safety Information

What are the possible side effects of MONJUVI?

MONJUVI may cause serious side effects, including:

•

Infusion reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get chills, flushing, headache, or shortness of breath during an infusion of MONJUVI.

•

Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or any bruising or bleeding.

•

Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or develop any signs and symptoms of an infection.

The most common side effects of MONJUVI include:

•	Feeling tired or weak

•	Diarrhea

•	Cough

•	Fever

•	Swelling of lower legs or hands

•	Respiratory tract infection

•	Decreased appetite

These are not all the possible side effects of MONJUVI.

Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:

•	Have an active infection or have had one recently.

•

Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.

•	You should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.

•	Tell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.

•	Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.

You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Tell your healthcare provider about all the medications you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

Please see the full Prescribing Information for Monjuvi, including Patient Information, for additional Important Safety Information.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab-cxix, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Sophie Petersen Senior Specialist Tel: +49 (0)89 / 899 27 26033 sophie.petersen@morphosys.com